Exhibit 99.1

Management Discussion and Analysis of Results for the half-year to June 30, 2023

Following a very difficult year in 2022, when bitcoin prices to a low of about $15,000, 2023 began with a more cheerful note. Bitcoin prices on average for the six months to June 2023 hover around the $26,000 mark.

For the Company, the immediate priority was the location of a new permanent site for its bitcoin operations. The earlier site, Columbus in Georgia proved to be untenable following volatile electricity prices as a result of the outbreak of the Ukraine War. Following intensive site searches, the Company decided to buy an outright piece of barren land for $1.2 million in April. Measuring about 1.8 acres and located in the town of Duff, near La Follette in the State of Tennessee, the site was chosen as its power supply was stable and prices competitive. Site clearance, levelling and preparation began in earnest in May, followed by the other major works, such as control room/office construction, electrical and plumbing works. An agreement with the local utility board was signed in August and by the end of September, a brand-new mining center was in place.

The Company also took the opportunity of a depressed market in 2022 to place an advance order for six units of supercomputing servers S19 XP for $5.3 million to be delivered on a progressive basis from the last quarter of the year. This additional purchase, together with the earlier fleet of equipment shipped from China, will ensure that the Company had enhanced computing power for its mining activities when site mining begin in the last quarter of the year.

The financial analysis of the results of operations for the six months to June 30, 2023 as compared to the corresponding period have to be evaluated from an understanding that the operations in the two periods were largely different. In the period to June 30, 2022, the Company enjoyed about four months of operational activity before the effects of the skyrocketing electricity costs made it unprofitable to continue. In the current period to June 30, 2023, the Company’s focus was on the construction of its new and permanent center and the results only comprise of a minor operation in Kazakhstan which started at the end of May. Only a meagre $7,272 was reported as revenue against $40,000 in the previous year.

As far as costs were concerned, the current year’s total includes operational US-based staff which did not exist in the corresponding period last year. The net result was a loss for the six months to June 30, 2023 of $3.5 million, compared to a loss of $922,000 in the corresponding period in 2022.

In the Balance Sheet comparison, cash and cash equivalents saw a slight dip of just under a million, a large part of which was in payment of invoices for the construction work-in-progress which amount to $1.5 million at the end of June 2023. Depreciation and other charges accounted for the net drop in total assets of the Company.

As of the date of this report, the new mining facility at Duff near La Follette, based on a new generation of hydro power, is virtually completed and the Company expects results going forward to be increasingly better.